Delisting Determination, The Nasdaq Stock Market, LLC, January 25, 2023, Viveve Medical, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Viveve Medical, Inc., effective at the opening of the trading session on February 6, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b)(1).
The Company was notified of the Staff determination on November 29, 2022.
On December 5, 2022, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. On January 17, 2023, the Company informed the Panel that it was formally withdrawing its appeal. The Company common stock was suspended on January 19, 2023. The Staff determination to delist the Company securities became final on January 19, 2023.